Exhibit 3.1

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SATSUMA PHARMACEUTICALS, INC

ARTICLE I

The name of the corporation is SATSUMA PHARMACEUTICALS, INC. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000 with par value of $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director or officer of the Company or any subsidiary of the Company shall be personally liable to the Company or its stockholders and shall otherwise be indemnified by the Company for monetary damages for breach of fiduciary duty as a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company or serves or served at any other enterprise as a director or officer at the request of the Company, any predecessor to the Company or any subsidiary of the Company.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in Article VII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*     *     *